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________________________________
STUART M. STRAUSS
stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0453 Fax

March 13, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust
(File No. 033-79708; 811-8542)

Dear Mr. Minore:

In connection with the registration statement on Form N-1A relating to the James Alpha MLP Portfolio (the “Portfolio”), a new portfolio of The Saratoga Advantage Trust (the “Trust”), filed herewith for your review please find additional related performance information for Yorkville Capital Management, LLC, the Portfolio’s sub-adviser. We anticipate including this information immediately following the “Financial Highlights” section of the Portfolio’s prospectus and in Post-Effective Amendment No. 58 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 20, 2015.

If you would like to discuss the information included herein or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

__________________________
Stuart M. Strauss

Other Performance of Yorkville, the Investment Sub-Adviser

Yorkville MLP Core Income Strategy

This is not the Portfolio’s performance.

The Portfolio’s investment objective, policies and strategies are substantially similar to those used by Yorkville, the Portfolio’s sub-adviser, in advising other discretionary accounts (the “Other Accounts”). The tables below show the historical investment performance for a composite of Other Accounts (the “Composite”). The first table shows the historical average annual total returns of the Composite for the 1-year, 3-year, 5-year, and 10-year periods ended December 31, 2014, and for the Since Inception period ended February 28, 2015 (the “Average Annual Total Returns”). The Average Annual Total Returns are compared to the Alerian MLP Total Return Index (the “Index”), which is an unmanaged index that Yorkville considers to be generally representative of the types of investments held by the Other Accounts. The Index reflects no fees or costs and is not available for investment. The second table below shows the historical calendar year total returns since inception of the Composite and compares these returns to the Index.

The Other Accounts are separate and distinct from the Portfolio. The returns shown for the Composite should not be considered a substitute for the Portfolio’s own performance, nor indicative of the future returns of the Portfolio.

The Other Accounts were not subject to certain investment limitations, diversification requirements and tax and other restrictions imposed on registered investment companies such as the Portfolio. In addition, the returns of the Other Accounts were not adjusted to reflect any income tax liability resulting from the Other Accounts’ investments, whereas the Portfolio will accrue deferred income taxes for any current or deferred tax liability, which will be reflected in the Portfolio’s daily net asset value and, therefore, in its performance returns. If such restrictions and income tax adjustments applied, the performance of the Other Accounts and, therefore, the Composite, may have been lower.

The Composite returns shown were obtained from records maintained by Yorkville. The Composite is asset weighted by beginning-of-period asset values of the Other Accounts and the returns are time-weighted, calculated monthly, and include all realized and unrealized gains and losses. The Composite is valued at least monthly, taking into account cash flows. The Composite returns include all actual fee-paying, discretionary Other Accounts, including clients no longer with Yorkville. Other Accounts are included in the composite beginning with the first full month of performance to the present or to the cessation of the Other Account’s relationship with Yorkville. Terminated accounts are included through the last full month in which they were fully invested. No alterations of the Composite have been made due to changes in personnel at Yorkville.

The Composite returns gross of fees does not reflect the deduction of any fees or expenses or transaction costs. The Composite returns net of fees were calculated by adjusting the Composite returns gross of fees to reflect the Portfolio’s Class A estimated net expenses of 2.75%, which include the effect of fee waivers and/or expense reimbursements. The adjusted Composite returns net of fees do not reflect the Class A front-end sales charge of 5.75%, which, if shown, would reduce the returns. The methodology used to calculate the Composite returns gross and net of fees is different than guidelines of the SEC for calculating mutual fund performance.

Composite – Average Annual Total Returns

	1 Year*	3 Years*	5 Years*	10 Years*	Since Inception**
Composite (net of fees)	2.9%	20.0%	21.0%	10.4%	12.5%
Composite (gross of fees)	5.7%	23.3%	24.3%	13.4%	15.6%
Alerian MLP Total Return Index***	4.8%	11.9%	16.7%	13.8%	14.4%

Composite – Calendar Year Total Returns Since Inception

	Composite (net of fees)	Composite (gross of fees)	Alerian MLP Total Return Index***
2015**	3.5%	3.9%	-1.0%
2014	2.9%	5.7%	4.8%
2013	54.5%	58.6%	27.6%
2012	8.8%	11.8%	4.8%
2011	20.5%	23.8%	13.9%
2010	24.7%	28.1%	35.9%
2009	44.7%	48.6%	76.4%
2008	-48.5%	-46.9%	-36.9%
2007	-1.1%	1.6%	12.7%
2006	34.3%	37.9%	26.1%
2005	4.3%	7.2%	6.3%
2004	16.9%	20.2%	16.7%
2003	34.6%	38.3%	44.5%
2002	7.8%	10.8%	-3.4%

* Through December 31, 2014.

** Through February 28, 2015.

*** Reflects no deduction for fees, expenses or taxes.